Richardson & Associates a t t o r n e y s a t l a w

November 14, 2012

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attention: Re:	Larry Spirgel, Assistant Director Lux Digital Pictures, Inc. Current Report on Form 8-K Filed September 7, 2012 File No. 333-153502

Dear Commission:

We are legal counsel for Lux Digital Pictures, Inc. (the “Company”) and are in receipt of your correspondence to Michael Hill, Chief Executive Officer of the Company, dated October 26, 2012.  The following are responses to your comments in that letter:

General

1.
We do not believe the assets contributed to the Company on May 16, 2012 were nominal. The Company has three business segments. The WatchThis® software represents one of those segments. It is an innovative patent pending method for the insertion of tags within on demand and live broadcasts such that a viewer can select and purchase consumer goods exhibited within the broadcast. WatchThis® represents an inevitable and significant new paradigm in ecommerce. We believe our patents will be granted and will result in a substantial operating segment within the Company in the coming years. WatchThis® was first envisioned and provisional patent filings were made in 2006. Between 2006 and today, Michael Hill envisioned and has overseen the development of WatchThis®. Michael Hill was able to successfully demonstrate WatchThis® for the first time in March 2012. With this successful demonstration we believe the WatchThis® software could no longer be considered nominal. Multiple technical drawings as well as various screenshots of the WatchThis® software interface have been included as Exhibit A to this letter in order to assist with your understanding of this technology platform.

The Company does not consider Michael Hill a promoter. He is an entrepreneur that has operated multiple successful businesses within the mobile, internet and digital media industries. Furthermore, the Company wishes to note that the WatchThis® software was contributed to the Company and was not then re-distributed in any way back to Michael Hill subsequent to the May 16, 2012 contribution, and there are no plans to do so in the future. The WatchThis® software represents a core software platform the Company intends to commercialize and from which it expects to generate significant profits.

The primary purpose of contributing the WatchThis® software to the Company on May 16, 2012 was to facilitate the business combination between the Company and RadioLoyalty, Inc (“RadioLoyalty”).

We continue to believe that we continued to be engaged in an active business under Rule 11-01(d) of Regulation S-X, even after the simultaneous disposition of the Lux Digital Pictures assets on May 16, 2012.

2.
We reconfirm our commitment to file the Report on Form 8-K disclosing the information called for by Items 2.01(f), 5.01(8) and 9.01(c) as soon as practicable after the audited financial statements for Radio Loyalty, Inc. are available.  We anticipate that we will be filing that Report on Form 8-K on or about the time that we file our Annual Report on Form 10-K for our fiscal year ending August 31, 2012, which is due on November 29, 2012.  We reiterate our position that we are not now nor have we ever been a “shell company” for the reasons stated in our response to your prior comment letter and in our response above in question number one of this letter.

3.
We confirm that RadioLoyalty did not generate revenues prior to December 1, 2011. RadioLoyalty‘s video advertising insertion technology (the “RadioLoyalty Technology”) did not function effectively and was not able to insert video ads into broadcasts until October 2011. Once the RadioLoyalty Technology was able to insert video ads effectively, it was utilized by Michael Hill and Aaron Gravitz to generate revenues. These revenues were generated on behalf on Lenco Mobile, Inc. (“Lenco”) in October and November 2011, respectively. Michael Hill and Aaron Gravitz were primarily responsible for the generation of these revenues and were fine-tuning and utilizing the RadioLoyalty Technology under the assumption that Lenco would sell the RadioLoyalty Technology to them. The revenues generated during these two months resulted in substantially all of the accounts receivable balances acquired from Lenco on December 1, 2011. The revenues generated between November 30, 2011 and May 31, 2012 do not relate wholly to the assets and liabilities obtained from Lenco. The revenues generated are tied to the RadioLoyalty Technology. The Company believes it is important to note that the business relationships, advertising partners, advertising network partners, trade secrets, other computer hardware contributed by Michael Hill personally (and never owned by Lenco), and the business plan developed by Michael Hill and Aaron Gravitz in the months leading up to the acquisition of the RadioLoyalty Technology are also primary drivers associated with the production of revenues by RadioLoyalty for the period from November 30, 2011 through May 31, 2012. We also continue to believe that it is important to differentiate between the revenue production model in place at Lenco Mobile versus the model at RadioLoyalty because the assets the Company acquired had to be significantly reconfigured and fine-tuned away from Lenco Mobile’s mobile telecommunications infrastructure focus in order to successfully monetize the RadioLoyalty Technology and execute the business plan developed by Michael Hill and Aaron Gravitz. The RadioLoyalty Technology was not the only software acquired by RadioLoyalty. A substantial list of computer servers and other computer hardware were also acquired. Although the fair value of these computer servers and computer hardware are substantially less in our opinion than the fair value of the RadioLoyalty Technology, it should be noted that the time and effort needed to reconfigure the technology was substantial.

The Company considered the facts stated above, and wishes to restate the additional facts outlined within Section 2(2) of the Company’s letter dated October 18, 2012, in connection with its review of Rule 11-01(d) of Regulation S-X. We continue to believe that the assets and liabilities acquired from Lenco on December 1, 2011 did not constitute the acquisition of a business.

As full compensation for transferring the assets and liabilities from Lenco, Lenco accepted a 3.5% royalty on revenues generated from the RadioLoyalty Technology for a three-year period beginning on November 1, 2011. However, the total royalty payable by the Company cannot exceed $2.5 million.

The business rationale for incorporating RadioLoyalty on November 30, 2011 was to organize a business to monetize the assets acquired from Lenco. The timing of the incorporation is simply a result of the negotiations taking time to complete and the two founders not necessarily being 100% confident that they would reach agreement with Lenco in order to move forward.

The Company negotiated the transaction to ensure it would be the sole collector of the accounts receivable from the months of October and November because the Company wanted the accounts receivable balances to offset the accounts payable balances being acquired from Lenco.

Enclosed with this letter is a signed copy of the Company’s representation letter requested by you.

Very truly yours,

By:	/s/ Mark J. Richardson
Mark J. Richardson, Esq.
Richardson & Associates

Cc:           Michael Hill, Chief Executive Officer

EXHIBIT A

WATCHTHIS® INFORMATION

WatchThis is a commercial free disruptive technology in both the content and advertising industries.  In order for the business to operate it must have content to merchandise advertising inventory.  Images and objects within the content are flagged in the encode to specific time slots in the content to then render a non intrusive in-content advertisement that is avaialble to purchase.  Commercial free content is something that requires many technological communication points along with near realtime communications.

Complexities to the video encoding, ecommerce and product placement adserving flaging technology is nothing nominal.  This technology has been worked on for many years and has been pending the US patent office for some time.  Until this can be protected we have choosen to protect this intillectual property by not releasing the beta in to full production environment.  Content license agreements are lengthy in time and expensive without revenue being generated.  We are testing the ad serving to ensure stability with select content providers.  Until the patent is issued we do not want to release commercially to limit the risk of patent violation.  We have blocked the content and usage from the website due to lack of license agreements with content owners.

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Listing of Claims:

20.
(New) A computer-implemented method for providing for media content and associated advertisements, comprising: providing digital media content and associated advertisements to a digital media player on a client device, the digital player configured to enable purchase of products through the player, the digital player configured to present simultaneously a plurality of distinct panels including a media panel for presenting the media content, an advertisement panel for presenting the associated advertisements at prescribed times in relation to the media content presented in the media panel, each of the associated advertisements directed to a corresponding product for purchase associated with the digital media content, an advertisement history panel for listing in sequence the associated advertisements presented in the advertisement panel during the presentation of the media content, and a shopping list panel for listing the products selected by a user from the advertisement panel or the advertisement history panel of the digital player.

21.
(New) A method as defined in claim 20, wherein the advertisement history panel displays icons representative of the corresponding product in the order in which corresponding advertisements are presented during the course of presenting the media content.

22.
(New) A method as defined in claim 20, wherein the media content is a digital video and the associated advertisements relate to items depicted during the course of the video such that the advertisements are presented in sequence as the corresponding product is depicted during playback of the video.

23.	(New) A method as defined in claim 20, further comprising receiving purchase transaction data from the digital player to complete a purchase of products selected by a user.

24.
(New) A method as defined in claim 20, further comprising: providing cue points configured to cause the player to perform time-sequenced actions associated with content of the media content, such that the cue point cause the advertisement panel of the player to present the associated advertisements at prescribed times in relation to the digital media content presented in the media panel.

25.	(New) A method as defined in claim 24, wherein the cue points and the digital media content are provided in separate files.

26.
(New) A method as defined in claim 24, wherein the cue points are configured to cause the player to query a viewer to select from a plurality of options associated with a storyline of the media content such that the option selected by the viewer causes a subsequent media file to  lay associated with the option selected.

27.
(New) A method as defined in claim 24, wherein the media content is a digital video and the associated advertisements relate to items depicted during the course of the video such that the advertisements are presented in sequence as the associated item is depicted during playback of the video.

28.
(New) A computer-implemented system for providing for media content and associated advertisements, comprising: a digital media player on a client device for displaying digital media content and associated advertisements of products available for purchase through the player, the digital player to present simultaneously a plurality of distinct panels including a media panel for presenting the media content, an advertisement panel for presenting the associated advertisements at prescribed times in relation to the media content presented in the media panel, each of the associated advertisements directed to a corresponding product associated with the digital media content, an advertisement history panel for listing in sequence the associated advertisements presented in the advertisement panel during the presentation of the media content, and a shopping list panel for listing the products selected by a user from the advertisement panel or the advertisement history panel of the digital player.

29.
(New) A system as defined in claim 28, wherein the advertisement history panel displays icons representative of the corresponding product in the order in which corresponding advertisements are presented during the course of presenting the media content.

30.
(New) A system as defined in claim 28, wherein the media content is a digital video and the associated advertisements relate to items depicted during the course of the video such that the advertisements are presented in sequence as the corresponding product is depicted during playback of the video.

31.	(New) A system as defined in claim 28, wherein the digital player is configured to transmit purchase transaction data to complete a purchase of products selected by a user.

32.
(New) A system as defined in claim 28, wherein the digital player is configured to execute digital cue points to perform time-sequenced actions associated with content of the media content, such that the cue point cause the advertisement panel of the player to present the associated advertisements at prescribed times in relation to the digital media content presented in the media panel.

33.	(New) A system as defined in claim 32, wherein the cue points and the digital media content are provided in separate files.

34.
(New) A system as defined in claim 32, wherein the cue points are configured to cause the player to query a viewer to select from a plurality of options associated with a storyline of the media content such that the option selected by the viewer causes a subsequent media file to play associated with the option selected.

35.
(New) A system as defined in claim 32, wherein the media content is a digital video and the associated advertisements relate to items depicted during the course of the video such that the advertisements are presented in sequence as the associated item is depicted during playback of the video.

Lux Digital Pictures, Inc. 347 Chapala Street Santa Barbara, California 93101 telephone: (805) 308-9151

November 14, 2012

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attention: Re:	Larry Spirgel, Assistant Director Lux Digital Pictures, Inc. Current Report on Form 8-K Filed September 7, 2012 File No. 333-153502

Dear Commission:

Lux Digital Pictures, Inc. hereby acknowledges the following in connection with the filing of the above referenced Report on Form 8-K:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Michael Hill
Michael Hill, Chief Executive Officer of
Lux Digital Pictures, Inc.